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                                                                 EXHIBIT (A)(13)

FOR IMMEDIATE RELEASE

CONTACT: GEORGINA CHALLIS - 212-536-5199

          VNU N.V. ANNOUNCES FTC COMMISSIONER ACCEPTANCE OF AGREEMENT
           IN CONNECTION WITH TENDER OFFER FOR NIELSEN MEDIA RESEARCH

    NEW YORK, NY, MONDAY, OCTOBER 25, 1999 - VNU N.V. announced today that the Commissioners of the Federal Trade Commission have accepted for public comment the previously announced agreement between VNU and the staff of the FTC as to the terms of a consent decree in connection with VNU's cash tender offer for all the outstanding shares of common stock of Nielsen Media Research (NYSE: NMR). This decision will allow VNU to consummate its tender offer for Nielsen Media Research, which is scheduled to expire at 12:00 midnight on October 25, 1999.

    Questions and requests for assistance with respect to the offer may be directed to MacKenzie Partners, Inc., the Information Agent for the offer, at
(212) 929-5500 (call collect) or (800) 322-2885, or to Merrill Lynch & Co., the Dealer Manager for the offer, at (212) 236-3790 (call collect).

    VNU N.V. is a Netherlands-based international publishing and information com-pany, whose operations include consumer and professional magazines, newspapers, telephone directories and information services, educational textbooks, marketing informa-tion services, trade shows and entertainment. Worldwide, VNU employs approximately 15,000 people and has annual revenues of more than NLG 5.3 billion (EUR 2.4 billion).

    Nielsen Media Research, Inc. is the leading provider of television audience mea-surement and related services in the United States and Canada. Its services provide audience estimates for all national program sources, including broadcast networks, cable networks, Spanish language television, and national syndicators. Local ratings services estimate audiences for each of the 210 television markets in the U.S., including electronic metered service in 47 markets. Nielsen Media Research provides competitive advertising intelli-gence information through Nielsen Monitor-Plus, and Internet usage and advertising information through Nielsen//NetRatings. Additional information is available at HTTP://WWW.NIELSENMEDIA.COM.

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